90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

March 24, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Form 10 Filed September 8, 2015 File No. 000-55506

Dear Ms. Hayes:

At the request and on behalf of our client, Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on October 5, 2015, relating to the Company’s Registration Statement on Form 10 filed on September 8, 2015 (the “Form 10”). These responses have been prepared by the Company with our assistance.

Form 10 filed September 8, 2015

Comment:

1.	Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

Response:

This filing was made voluntarily and we did withdraw it prior to the automatic effective date due to unresolved comments. We have filed a new Registration Statement on Form 10 concurrently with the submission of this letter.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

March 24, 2016

Comment:

2.	The Form 10 cover page and your Item 11 disclosure on pages 47 and 48 indicate that you may be seeking to register multiple classes of capital stock. In this regard it is unclear from your charter whether “Common Stock” constitutes a class of stock and whether you are registering your “Class A Common Stock.” Accordingly, please revise your Item 11 disclosure and the Form 10 cover page, as applicable, to specify each class of security that you seek to register.

Response:

We are only seeking to register the Common Stock of the Company on the Form 10.  We have revised the second paragraph under Item 11 to clarify that fact.

Special Cautionary Notice Regarding Forward-Looking Statements

Comment:

3.	Please revise the penultimate paragraph under the heading to avoid the implication that the registration statement might not reflect your views and assumptions as of the date of its effectiveness.

Response:

We have revised the penultimate paragraph under the heading to make it clear the views and assumptions are as of the effective date of the registration statement.

Comment:

4.	Because you are not subject to the reporting requirements of the Exchange Act at this time, you may not claim the protections of the safe harbor for forward looking statements. Please revise to remove the last sentence in this section. Also remove the reference to the safe harbor provisions that you cite on page 35.

Response:

We have revised the disclosure to remove the last sentence in this section.  We have also revised the disclosure on page 35 to remove the reference to the safe harbor.

March 24, 2016

Item 1. Business, page 1

Overview, page 1

Comment:

5.	We note your disclosure indicating your expectations to commence clinical trials in 2016 for multiple product candidates. Please revise to disclose, if true, that to date you have not submitted investigation new drug applications and do not have funding necessary to complete pre-clinical trials for any product candidates. Revise to disclose the $6 million in estimated pre-clinical costs per product candidate. Also disclose your working capital deficit and your receipt of a going concern from your auditor for the period ended July 31, 2015.

Response:

The disclosure in the Overview on page one has been revised in response to this comment. We did not include any language regarding our ability to fund the pre-clinical trials for our product candidates because since the first Registration Statement on Form 10 was filed in September 2015, the Company has raised the capital necessary to conduct those trials.  Disclosure on those capital raises has been added to the Overview section.  We also did not include any language regarding the estimated cost of the pre-clinical trials in this Overview section, since a detailed examination of those costs has been included under “Costs and Time to Complete Product Development” on page 3.  Finally, the Registration Statement on Form 10 the Company has filed today includes audited financial statements as of December 31, 2015, and does not include a going concern opinion, so we have not made any mention of the going concern opinion from the previous audit.

Corporate Information, page 1

Comment:

6.	Please provide your analysis as to why you “are not and will not be (emphasis added) subject to the reporting requirements of section 13(a) or 15(d) of the Exchange Act.”

Response:

In response to this comment, we have removed “and will not be” from the first sentence of the second paragraph of this section.

March 24, 2016

Products Under Development, page 1

Comment:

7.	Please revise your discussion for each of your four products under development to clarify which studies and statements of efficacy directly involve testing of your products versus testing of third party products or scientific research generally. For instance, please revise so it is clear whether the “numerous preclinical and clinical studies” and the “confirmed overall response rate” that you cite in the penultimate paragraph of page 1 involved testing of your anti-PD-L1 mAB product.

Response:

We have revised our discussion of each of the Company’s products under development in response to this comment.

Comment:

8.	Please revise to explain the basis, to the extent material, for each statement concerning the efficacy of your products under development. For instance, and without limitation, we refer to the first sentences under the “Anti-PD-L1 Research Program” and “Anti-GITR” headings and the second paragraph under the “Anti-CAIX” heading. Please supplementally provide us with studies or test results supporting all such statements.

Response:

In response to this comment we have revised where possible the language concerning the efficacy of our product candidates.  We maintain internal reports that support our belief in the mechanisms of action and targets of our product candidates, but due to the fact that many of these internal reports are highly confidential and there remain several non-public patent applications outstanding for each of our products under development, we are presently not comfortable disclosing all such internal reports. We have provided those internal reports which do not contain highly confidential information that support our statements. With regard to other statements in these paragraphs, which contain general statements on the potential effect of these targets on the body’s immune system and its potential effect on tumors, we are providing as supplemental material scientific studies that support our statements.

Comment:

9.	We note your statements of belief on pages 1 and 2 concerning the potential efficacy of your anti-PD-L1 mAB product, Anti-GITR and CK-101 products for specific indications. Please revise to disclose the basis for these statements. To the extent that you do not have any preclinical testing to support your statements concerning these indications, please disclose the absence of testing in support of the statements.

Response:

We have revised our disclosure on pages 1 and 2 in response to this comment.

March 24, 2016

Comment:

10.	For each of your products under development, please revise to clarify the status of your pre-clinical development by identifying each material step you have taken and each one that you must take in order to complete the pre-clinical stage of development. For instance, with respect to your prospective IND applications, it is unclear whether you have undertaken any pharmacology and/or toxicology studies to determine if your drug candidates are reasonably safe for initial use in humans.

Response:

This section has been revised in response to this comment.

Comment:

11.	Please revise the final paragraph on page 1 to identify your CEO’s affiliation with TGTX.

Response:

As disclosed in the Form 10, as of October 13, 2015, the Company employed a full-time Chief Executive Officer who has no affiliation with TG Therapeutics, Inc.  We therefore do not believe any revision to this language is necessary.

Licensing Agreements and Collaborations, page 5

Dana-Faber Cancer Institute, Inc., page 5

Comment:

12.	Revise to disclose (i) the amount of the upfront licensing fee, (ii) the material “clinical development, regulatory and sales milestones” and (iii) the royalty payments on net sales. Please also apply this comment to the NeuPharma and TGTX agreements that you discuss on page 5. We may have additional comments once you have filed these three agreements as exhibits.

March 24, 2016

Response:

We have revised our discussion of each of our licensing and collaboration agreements in response to this comment.

Competition, page 5

Comment:

13.	We note that your discussion addresses the competitive conditions specific to your PD-L1 and CK-101 product candidates. Please expand to address briefly the competitive conditions applicable to your anti-GITR and anti-CAIX product candidates.

Response:

We have expanded our discussion of competitive conditions in response to this comment.

Employees, page 6

Comment:

14.	Please revise to disclose the number of hours per week that your two part-time employees will devote to the business. Add risk factor disclosure to highlight risks related to not having full-time employees.

Response:

As mentioned above, the Company has hired a full-time Chief Executive Officer.  As can be seen from his biography, he has extensive experience in the biopharmaceutical industry, including early stage companies and pre-clinical and clinical trials.  In addition, the Company has hired a second full-time employee. We therefore do not believe any revisions or an additional risk factor are warranted.  Further, under the Management Services Agreement, any assistance the Company may need in addition to the CEO and other Company full- and part-time employees will be provided by Fortress.

Item 1A. Risk Factors, page 9

Comment:

15.	Add a separate risk factor to address the annual grant of shares to Fortress pursuant to the Founders Agreement and the dilutive impact to shareholders.

Response:

A risk factor has been added on page 34 address this comment.

March 24, 2016

Comment:

16.	We note the disclosures on pages 1 and 2 concerning your partnership agreement with TGTX to develop two of your developmental products and your disclosure on page 44 indicating that Mr. Weiss is the Chairman, CEO and a stockholder of TGTX. Please add a risk factor that explains Mr. Weiss’ dual roles at your company and TGTX and conflicts of interest stemming from these roles. Also explain how you were able to negotiate the collaboration agreement given Mr. Weiss positions with both companies.

Response:

We have added a new risk factor regarding the dual roles of Mr. Weiss with the Company and TGTX.  The Collaboration Agreement between the Company and TGTX was negotiated by persons at each party other than Mr. Weiss.

Comment:

17.	Please add risk factor disclosure to address conflicts of interest resulting from your parent/subsidiary relationship with Fortress and the dual roles of your officers and directors. Discuss whether the terms of the Founders Agreement and the Management Services Agreement are similar to terms that would have resulted from arm’s length negotiations. Address your management’s exemption from fiduciary duties relating to corporate opportunities.

Response:

We have added a new risk factor regarding the conflicts of interest resulting from our parent/subsidiary relationship with Fortress and the dual roles of our officers and directors.

Risks Related to Intellectual Property, page 25

Comment:

18.	The risks you identify in this section appear generally applicable to all pharmaceutical companies. Please tell us whether you have experienced any challenges or infringements to your rights, or situations of material noncompliance with governmental rules regarding the patent process as described in these risk factors. To the extent that you have, please revise to describe those instances in the relevant risk factor.

Response:

Due to the fact that it is very early in the development and patent prosecution process for our product candidates, we have not experienced any challenges or claims of infringement concerning them, and therefore believe at this time that the risk factors as presented are appropriate.

March 24, 2016

Item 2. Financial Information, page 35

Overview, page 35

Comment:

19.	Please provide support for your assertion in the “Overview” section which states that “data suggests that combinations of these targets may work synergistically together.” Identify and explain the data that you cite and provide us supplementally with the studies or reports that present this data.

Response:

The Company has provided supplemental information in response to this item, which we enclose here.

Liquidity and Capital Resources, page 36

Comment:

20.	We note your disclosure on page 47 concerning the potential launch of a private placement in September 2015. Please revise your discussion to provide an update on the status of the offering and, as applicable, any other known trends or uncertainties relating to your liquidity and capital resources.

Response:

We have revised the disclosure under the risk factor “We will require substantial additional funding…” on page 30, under “Liquidity and Capital Resources” on page 36, and in Item 10 in response to this comment.

Comment:

21.	Please indicate how long you will be able to fund your current operations based on your current financial standing. Add a risk factor as appropriate.

Response:

We have revised the disclosure under the risk factor “We will require substantial additional funding…” on page 30, and under “Liquidity and Capital Resources” on page 36 in response to this comment.

March 24, 2016

Item 4. Financial Information, page 37

Comment:

22.	Please revise your disclosure on page 38 to provide the tables for each class of your securities outstanding.

Response:

We have revised the disclosure in response to this comment.

Item 10. Recent Sales of Unregistered Securities, page 47

Comment:

23.	Please revise to disclose each of the unregistered offerings conducted since your November 2014 inception. Also explain to us why you include a discussion of a future offering in this section.

Response:

We have revised Item 10 in response to this comment.

Exhibits

Comment:

24.	Please file your exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding these agreements.

Response:

We have revised the exhibit index on page 50 to update it for new exhibits, all of which have been filed with the Form 10, including those for portions of which we are seeking confidential treatment.

March 24, 2016

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,
/s/ Mark F. McElreath
Mark F. McElreath